Exhibit 99.3

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On June 22, 2015, GasLog Partners LP (“we”, “our”, “us”, “GasLog Partners” or the “Partnership”) entered into a share purchase agreement to purchase from GasLog Carriers Ltd., a direct subsidiary of GasLog Ltd. (“GasLog”), 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership will pay GasLog $157,500,000, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities before taking into account any net working capital adjustment under the share purchase agreement in order to maintain the agreed working capital position in the acquired entities of $3,000,000 at the time of acquisition. We refer to this transaction as the “Pending Vessel Acquisition”. In connection with the Pending Vessel Acquisition, Gaslog will notify the lenders under the Citibank Facility which relates to the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

The unaudited pro forma financial information gives effect to the following transactions:

Acquisition of three vessel-owning entities by the Partnership

•	The Partnership’s purchase from GasLog Carriers Ltd., a direct subsidiary of GasLog, 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally (the “Drop-down vessels”), respectively, for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership will pay GasLog $157,500,000, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities.

•	The assumption of $325,500,000 of outstanding indebtedness in respect of the Drop-down vessels, as a result of the purchase of the ownership interests of the entities that own the Drop-down vessels.

Basis of Preparation

We are controlled by GasLog which currently owns limited partnership units representing a 40.53% partnership interest and a 2.0% general partner interest in us, and owns and controls our general partner. As a result, the acquisition will be accounted for as a reorganization of companies under common control and the pro forma financial information reflects the Pending Vessel Acquisition as if it had taken place on the date of incorporation of the entities, and as a result, the carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by GasLog. The vessel owning entities to be acquired by the Partnership were incorporated by GasLog on April 4, 2014 and the vessels owned by those entities were acquired by GasLog from BG Group in June 2014; therefore, no unaudited pro forma financial information is presented for periods prior to the period ended December 31, 2014. The vessel owning entities to be acquired by the Partnership had no operations before the vessels owned by those entities were acquired in June 2014.

The unaudited pro forma condensed combined and consolidated statement of financial position as of March 31, 2015 assumes the aforementioned transactions occurred on March 31, 2015. The unaudited pro forma condensed combined and consolidated statements of profit or loss for the three months ended March 31, 2015 and for the year ended December 31, 2014 assume the aforementioned transactions occurred on April 4, 2014, which is the date of inception of the vessel owning entities to be acquired. Please refer to the accompanying notes to the unaudited pro forma financial information for further explanation.

P-1

The unaudited pro forma condensed combined and consolidated statement of financial position as of March 31, 2015 is based on (i) the combined and consolidated statement of financial position of GasLog Partners as of March 31, 2015 included in the Partnership’s Form 6-K which was filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2015 and (ii) the combined statement of financial position of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. as of March 31, 2015 included in Exhibit 99.2 to this Form 6-K. The unaudited pro forma condensed combined and consolidated statement of profit or loss for the three months ended March 31, 2015 is based on (i) the interim unaudited condensed combined and consolidated statement of profit or loss of GasLog Partners for the three months ended March 31, 2015 included in the Partnership’s Form 6-K filed with the SEC on April 30, 2015 and (ii) the interim unaudited condensed combined statement of profit or loss and other comprehensive income of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the three months ended March 31, 2015 included in Exhibit 99.2 to this Form 6-K. The unaudited pro forma condensed combined and consolidated statement of profit or loss for the year ended December 31, 2014 is based on (i) the combined and consolidated statement of profit or loss of GasLog Partners for the year ended December 31, 2014 included in the Partnership’s Annual Report on Form 20-F which was filed with the SEC on February 17, 2015 and (ii) the combined statement of profit or loss and other comprehensive income of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period from April 4, 2014 (date of inception) to December 31, 2014 included in Exhibit 99.1 to this Form 6-K. The adjustments reflected in the unaudited pro forma financial information are based on currently available information and certain estimates and assumptions that we believe are reasonable and supportable. Management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the above transactions, and that the pro forma adjustments in the unaudited pro forma financial information give appropriate effect to the assumptions. However, actual amounts may differ from those presented in the unaudited pro forma financial information and the unaudited pro forma financial information does not purport to show what the Partnership’s historical results actually would have been had the Pending Vessel Acquisition occurred as of the assumed dates and does not purport to project what the Partnership’s future results will be.

The unaudited pro forma financial information should be read together with the Partnership’s Annual Report on Form 20-F, which was filed with the SEC on February 17, 2015, the Partnership’s interim unaudited condensed combined and consolidated financial statements on Form 6-K filed with the SEC on April 30, 2015, and the annual combined financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and the interim unaudited condensed combined financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. included in Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

The unaudited pro forma financial information does not purport to present the Partnership’s results of operations had the aforementioned transactions actually been completed at the dates indicated.

P-2

GasLog Partners LP

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Financial Position

(Expressed in U.S. Dollars)

	As of March 31, 2015
	GasLog Partners Historical	GAS-nineteen Ltd., GAS- twenty Ltd. and GAS-twenty one Ltd. Historical	Pro forma adjustments		GasLog Partners Pro forma
Assets
Non-current assets
Other non-current assets	2,086,401	—	—		2,086,401
Vessels	844,454,190	458,883,270	—		1,303,337,460
Total non-current assets	846,540,591	458,883,270	—		1,305,423,861
Current assets
Trade and other receivables	1,069,930	4,702,572	—		5,772,502
Inventories	1,063,169	808,820	—		1,871,989
Prepayments and other current assets	534,531	691,481	—		1,226,012
Short-term investments	4,000,000	—	—		4,000,000
Due from related parties	—	27,143,849	(337,126)	[1c]	26,806,723
Cash and cash equivalents	42,559,356	247,065	—		42,806,421
Total current assets	49,226,986	33,593,787	(337,126)		82,483,647
Total assets	895,767,577	492,477,057	(337,126)		1,387,907,508

Owners’/Partners’ equity and liabilities
Owners’/Partners’ equity
Owners’ equity	—	149,957,255	19,408,652	[1e]	—
	—	—	(157,500,000)	[1a]	—
	—	—	(11,865,907)	[1b]	—
Common unitholders	328,362,771	—	(303,414)	[1e]	328,059,357
Subordinated unitholders	75,829,006	—	(18,356,012)	[1e]	57,472,994
General partner	6,129,042	—	(749,226)	[1e]	5,379,816
Total owners’/partners’ equity	410,320,819	149,957,255	(169,365,907)		390,912,167
Current liabilities
Trade accounts payable	1,767,311	1,110,250	—		2,877,561
Due to related parties	445,688	861,000	(337,126)	[1c]	170,335,469
	—	—	157,500,000	[1a]	—
	—	—	11,865,907	[1b]	—
Other payables and accruals	15,372,410	16,756,630	—		32,129,040
Borrowings – current portion	20,997,008	—	—		20,997,008
Total current liabilities	38,582,417	18,727,880	169,028,781		226,339,078
Non-current liabilities
Borrowings – non-current portion	446,790,664	323,791,922	—		770,582,586
Other non-current liabilities	73,677	—	—		73,677
Total non-current liabilities	446,864,341	323,791,922	—		770,656,263
Total owners’/partners’ equity and liabilities	895,767,577	492,477,057	(337,126)		1,387,907,508
P-3

GasLog Partners LP

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Profit or Loss

(Expressed in U.S. Dollars)

	For the three months ended March 31, 2015
	GasLog Partners Historical	GAS-nineteen Ltd., GAS- twenty Ltd. and GAS- twenty one Ltd. Historical	Pro forma adjustments		GasLog Partners Pro forma
Revenues	32,578,056	15,656,216	—		48,234,272
Vessel operating costs	(6,917,683)	(4,737,742)	—		(11,655,425)
Depreciation	(6,831,539)	(4,234,121)	—		(11,065,660)
General and administrative expenses	(1,991,018)	(230,169)	(441,000)	[1d]	(2,662,187)
Profit from operations	16,837,816	6,454,184	(441,000)		22,851,000
Financial costs	(3,949,800)	(2,661,406)	—		(6,611,206)
Financial income	9,414	1,411	—		10,825
Total other expenses, net	(3,940,386)	(2,659,995)	—		(6,600,381)
Profit for the period	12,897,430	3,794,189	(441,000)		16,250,619

Earnings per unit attributable to the Partnership, basic and diluted:
Common unit	0.67	—	—		0.59	[1f]
Subordinated unit	0.31	—	—		0.59	[1f]
General partner unit	0.52	—	—		0.66	[1f]
P-4

GasLog Partners LP

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Profit or Loss

(Expressed in U.S. Dollars)

	For the year ended December 31, 2014
	GasLog Partners Historical	GAS-nineteen Ltd., GAS- twenty Ltd. and GAS- twenty one Ltd. Historical for the period April 4, 2014 (date of inception) to December 31, 2014	Pro forma adjustments		GasLog Partners Pro forma
Revenues	119,040,364	39,129,327	—		158,169,691
Vessel operating costs	(23,937,598)	(8,842,056)	—		(32,779,654)
Depreciation	(24,638,752)	(9,292,425)	—		(33,931,177)
General and administrative expenses	(5,763,788)	(618,343)	(967,148)	[1d]	(7,349,279)
Profit from operations	64,700,226	20,376,503	(967,148)		84,109,581
Financial costs	(27,486,292)	(5,907,026)	—		(33,393,318)
Financial income	33,004	7,589	—		40,593
Loss on interest rate swaps	(8,078,240)	—	—		(8,078,240)
Total other expenses, net	(35,531,528)	(5,899,437)	—		(41,430,965)
Profit for the period	29,168,698	14,477,066	(967,148)		42,678,616

Earnings per unit attributable to the Partnership, basic and diluted:
Common unit	0.75	—	—		1.36	[1f]
Subordinated unit	0.56	—	—		1.05	[1f]
General partner unit	0.66	—	—		1.28	[1f]
P-5

GasLog Partners LP

Notes to unaudited pro forma financial information

(Expressed in U.S. Dollars, except unit data)

The unaudited pro forma financial information gives pro forma effect to the following:

1.	Pro Forma Adjustments and Assumptions

(a)	We have adjusted the unaudited pro forma condensed combined and consolidated statement of financial position as of March 31, 2015 to reflect the purchase from GasLog Carriers Ltd., a direct subsidiary of GasLog, 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership will pay GasLog $157,500,000, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities, before taking into account any net working capital adjustment under the share purchase agreement in order to maintain the agreed working capital position in the acquired entities of $3,000,000 at the time of acquisition. The Pending Vessel Acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. As such, the consideration of $157,500,000 is presented as a pro forma adjustment to “Due to related parties”.

(b)	Reflects the working capital adjustment under the share purchase agreement which represents the net working capital (current assets less current liabilities) of the entities to be acquired at carrying amounts as of March 31, 2015 less the agreed working capital threshold of $3,000,000, as calculated in the table below:

Pro forma adjustments (in U.S. dollars)
Current assets as of March 31, 2015	33,593,787
Less: Current liabilities as of March 31, 2015	(18,727,880)
Net working capital of entities to be acquired	14,865,907
Less: Agreed working capital threshold	(3,000,000)
Working capital adjustment	11,865,907

(c)	Reflects a reclassification of related party balances to be presented on a net basis. Upon reorganization, GasLog Partners will be in a net receivable position with GasLog LNG Services Ltd. and therefore the amount payable as of March 31, 2015 by GasLog Partners to GasLog LNG Services Ltd. has been reclassified to conform to the overall net receivable position.

(d)	The Partnership is currently party to an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog provides certain management and administrative services related mainly to the requirements of the Partnership as a listed entity.. The Administrative Services Agreement requires the Partnership to pay a service fee of $588,000 per vessel per year in connection with providing services under this agreement. The unaudited pro forma condensed combined and consolidated statements of profit or loss for the three months ended March 31, 2015 and the year ended December 31, 2014 have been adjusted to reflect the expense associated with this agreement as if the Pending Vessel Acquisition had occurred on April 4, 2014 (note that the pro forma adjustment for the year ended December 31, 2014 is calculated from June 2014, the date that GasLog purchased the vessels from the BG Group).

(e)	Reflects the deemed distribution of excess consideration paid to GasLog over the aggregate net assets of the contributed entities GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (adjusted for the working capital adjustment based on the working capital position of the entities to be acquired as of March 31, 2015) has been allocated proportionately to common, subordinated and general partner unitholders based on the number of common, subordinated and general partner units respectively which were held by GasLog on the transaction date (as presented in the following table):
P-6

Pro forma adjustments (in U.S. dollars)
Aggregate cash consideration to be paid to GasLog in exchange for acquisition of vessel owning entities	157,500,000
Plus: Working capital adjustment (working capital position at carrying amounts less $3,000,000 to be maintained)	11,865,907
Less: Net assets assumed (at carrying amounts)	(149,957,255)
Deemed distribution to GasLog (excess of cash consideration paid over carrying value of net assets assumed)	19,408,652
Distributable to GasLog’s outstanding:
Common units (162,358 units held by GasLog)	303,414
Subordinated units (9,822,358 units held by GasLog)	18,356,012
General partner units (400,913 units held by GasLog)	749,226

(f)	The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the partnership agreement as generally described in our Annual Report on Form 20-F filed with the SEC on February 17, 2015.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted in common units.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the year ended December 31, 2014		For the three months ended March 31, 2015
	Historical	Pro forma	Historical	Pro forma
Profit for the year	29,168,698	42,678,616	12,897,430	16,250,619
Less:
Profit attributable to GasLog’s operations*	(14,624,569)	(14,624,569)	—	—
Partnership’s profit	14,544,129	28,054,047	12,897,430	16,250,619
Partnership’s profit attributable to:
Common unitholders	8,713,197	15,784,053	9,618,609	8,513,797
Subordinated unitholders	5,540,049	10,337,287	3,020,872	5,838,813
General partner	290,883	561,082	257,949	325,012
Incentive distribution rights**	—	1,371,625	—	1,572,997
Weighted average units outstanding (basic and diluted)
Common units	11,618,495	11,618,495	14,322,358	14,322,358
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	437,569	437,569	492,750	492,750
Earnings per unit (basic and diluted)
Common unitholders	0.75	1.36	0.67	0.59
Subordinated unitholders	0.56	1.05	0.31	0.59
General partner	0.66	1.28	0.52	0.66

*   Represents loss/(profits) earned prior to the Partnership’s initial public offering on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these profits are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, such amounts are not attributable to the Partnership’s operations.

**  Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights (“IDRs”) following completion of the Partnership's initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

P-7